COMCAM INTERNATIONAL, INC.

1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19280

        phone: (610) 436-8089 fax: (610) 436-8079

February 12, 2007

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.

20549

Attention: Mary K. Fraser, Esq.

Via Facsimile (202) 772-9217

Re: ComCam International, Inc.

      Amendment No. 2 to Form 10-SB Registration Statement

      File No. 0-51763

Dear Ms. Fraser:

Thank you for your comments dated November 22, 2006, related to the ComCam International, Inc. (the “Company”) disclosure on our Form 10-SB Amendment No. 2 Registration Statement filed on October 31, 2006.

We do hereby submit this response letter and two redlined and two black lined copies of our Form 10-SB Amendment No. 3 Registration Statement which was filed electronically on February 12, 2007.

Please direct copies of all responses and any additional comments to the following address and fax number:

      Don Gilbreath

      Chief Executive Officer

      ComCam International, Inc.,

      1140 McDermott Drive

      West Chester, Pennsylvania 19380

      Telephone: (610) 436-8089

      Facsimile: (610) 436-8079

The following pages contain our detailed responses to your comments.

Notes to Financial Statements, page F-8

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

1.

We acknowledge your revised revenue recognition disclosures in response to comment 4. Please revise this disclosure and the related critical accounting policies disclosures in the MD&A to include much of the information that your provided to us supplementally in the first paragraph of your response to comment 4 including how the timing of your “when invoiced” policy relates to when services are actually performed.

           Response:

We have expanded our disclosure under the subheading “Revenue Recognition” beginning on page F-8 as well as within the Management’s Discussion and Analysis section, “Results of Operations” heading under the subheading “Critical Accounting Policies” beginning on page 23 to include the information that we provided supplementally in the first paragraph of our response to comment 4 of the comment letter to Amendment No. 1 of our 10-SB with an explanation of how our “when invoiced” policy relates to when services are actually performed.

2.

It is unclear from your response to comment 5 whether the arrangements under which you perform multiple revenue-generating activities to your customers contain more than one unit of accounting or not. Please provide us your analysis in accordance with paragraph 9 of EITF 00-21 to explain why the elements of your major multiple revenue generating arrangements do not qualify for the accounting treatment prescribed in this accounting guidance. Please revise your revenue recognition disclosure in accordance with the requirements of paragraph 18 of EITF 00-21 to specifically address how these criteria affect your actual revenue recognition.

           Response:

We have revised our disclosure under the subheading “Revenue Recognition” beginning on page F-8 of the Notes to provide our analysis in accordance with paragraph 9 of EITF 00-21 to explain why the elements of our major multiple revenue generating arrangements do not qualify for the accounting treatment prescribed in this accounting guidance. We have further revised our “Revenue Recognition” disclosure in accordance with the requirements of paragraph 18 of EITF 00-21 to specifically address how these criteria affect our actual revenue recognition.

Note 5 – Notes Payable, page F-11

3.

Please revise your filing to include a discussion of significant factors, assumptions, and methodologies used in determining the fair value of the warrant and the fair value of the convertible debt and describe how you allocated the proceeds between the warrant and the convertible unsecured note payable to ACC Investors, LLC. Disclose your accounting for the warrants and for the conversion feature. Also, disclose the significant terms of the warrants.

          Response:

We have revised our disclosure under “Notes Payable” beginning on page F-11to include a discussion of significant factors, assumptions, and methodologies used in determining the fair value of the warrant and the fair value of the convertible debt. Our revisions include a description of how we allocated the proceeds between the warrant and the convertible unsecured note payable. Further, we have disclosed our accounting for the warrants and for the conversion feature as well as the significant terms of the warrants.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-SB Amendment No. 3, please contact us. We may be reached at (610) 436-8089.

Sincerely,

/s/ Don Gilbreath

Don Gilbreath

Chief Executive Officer